SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of May 1999
                            ____________________

                         THE DIALOG CORPORATION PLC
           (exact name of registrant as specified in its charter)
                            ____________________

                        THE COMMUNICATIONS BUILDING
                            48 LEICESTER SQUARE
                          LONDON WC2H 7DB, ENGLAND
                  (Address of Principal Executive Offices)
                           _____________________


      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                               FORM 20-F (X)      FORM 40-F( )

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                YES  ( )      NO  (X)


      On May 17, 1999, the Registrant issued a press release announcing a new finance facility from The Chase Manhattan Bank.


                                 SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


 Date: May 21, 1999            THE DIALOG CORPORATION PLC


                               By:   /s/ David G. Mattey
                                   --------------------------
                                   David G. Mattey
                                   Chief Financial Officer



                               EXHIBIT INDEX


 Exhibit No.          Description
 -----------          -----------

 99.1 Press Release, "The Dialog Corporation plc; Group Progress Report," dated May 17, 1999.